UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 11)

Under the Securities Exchange Act of 1934

VACCINEX, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

918640 202

(CUSIP Number)

Thomas J. Rice

Baker & McKenzie LLP

452 Fifth Avenue

New York NY 10018

(212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918640 202

1.	Names of Reporting Persons FCMI PARENT CO.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization NOVA SCOTIA, CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 780,704
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 780,704

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 780,704
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ See Item 5.
13.	Percent of Class Represented by Amount in Row (11) 45.2%
14.	Type of Reporting Person CO

CUSIP No. 918640 202

1.	Names of Reporting Persons PAN ATLANTIC HOLDINGS LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization BARBADOS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 180
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 180

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 180
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.01%
14.	Type of Reporting Person CO

CUSIP No. 918640 202

1.	Names of Reporting Persons ALBERT D. FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,094
	8.	Shared Voting Power 797,428
	9.	Sole Dispositive Power 2,094
	10.	Shared Dispositive Power 797,428

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 799,522
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ See Item 5.
13.	Percent of Class Represented by Amount in Row (11) 46.3%
14.	Type of Reporting Person IN

CUSIP No. 918640 202

1.	Names of Reporting Persons FRIEDBERG GLOBAL-MACRO HEDGE FUND LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 16,724
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 16,724

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,724
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0%
14.	Type of Reporting Person CO

CUSIP No. 918640 202

1.	Names of Reporting Persons FRIEDBERG MERCANTILE GROUP LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 16,724
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 16,724

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,724
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0%
14.	Type of Reporting Person CO

Item 1.	Security and Issuer

The Statement on Schedule 13D filed on August 24, 2018 (the “Statement”) by FCMI Parent Co. (“FCMI Parent”), FCMI Financial Corporation (“FCMI”), Pan Atlantic Bank and Trust Limited, Friedberg Global-Macro Hedge Fund Ltd. (“G-M Fund”), Friedberg Mercantile Group, Ltd. (“FMG”) and Albert D. Friedberg (collectively, the “Filing Persons” and each, individually, a “Filing Person”), relating to the common stock, par value $0.0001 per share (the “Common Stock”) of Vaccinex, Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 to the Statement filed July 31, 2019, Amendment No. 2 to the Statement filed January 27, 2020, Amendment No. 3 to the Statement filed July 16, 2020, Amendment No. 4 to the Statement filed February 14, 2022, Amendment No. 5 to the Statement filed November 29, 2022, Amendment No. 6 to the Statement filed April 5, 2023, Amendment No. 7 filed May 25, 2023, Amendment No. 8 filed October 18, 2023, Amendment No. 9 filed February 13, 2024 and Amendment No. 10 filed August 1, 2024, is hereby further amended with respect to the matters set forth below in this Amendment. Capitalized terms not otherwise defined herein have the meanings set forth in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended by the addition of the following information:

On August 5, 2024, FCMI Parent and Mr. Friedberg acquired beneficial ownership of 3,653 shares of Common Stock through the following open-market purchases made by FCMI Parent:

Number of shares purchased	Price per share ($)	Amount paid ($)
3,653	4.60	16,803.80

On August 6, 2024, FCMI Parent and Mr. Friedberg acquired beneficial ownership of 2,753 shares of Common Stock through the following open-market purchases made by FCMI Parent:

Number of shares purchased	Price per share ($)	Amount paid ($)
2,753	4.92	13,544.76

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by the addition of the following information:

The aggregate total of 6,406 shares of Common Stock described in Item 3 were purchased by FCMI Parent for investment purposes. The information provided in Item 3 with respect to the 6,406 shares of Common Stock purchased is incorporated by reference herein.

The Filing Persons do not have any present intention or arrangements to acquire additional shares of Common Stock. The Filing Persons do not have any present intention to sell any Common Stock that will be included in such Registration Statement, and note that their ability to effect dispositions of Common Stock, other than pursuant to the Registration Statement, or prior shelf registration statements filed by the Company, may be limited by their status as “affiliates” of the Issuer.

Subject to the foregoing, the Filing Persons reserve the right to take, in the future, such actions with respect to their investment in the Issuer as they deem appropriate. Except as described herein, the Filing Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Filing Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

The table in Item 5 of the Statement showing beneficial ownership of the Issuer’s Common Stock by each of the Filing Persons, together with the introductory paragraph to such table and the paragraph immediately following such table, as well as the information regarding ownership of the Issuer’s Common Stock by the directors and officers of the Filing Persons, are hereby amended and restated in their entirety as follows:

On the date of this Schedule 13D (Amendment No. 11), the Filing Persons are the beneficial owners of a total of 799,522 shares of the Issuer’s Common Stock, representing 46.3% of the Issuer’s outstanding Common Stock. Each Filing Person’s direct ownership and beneficial ownership has been computed as a percentage of 1,727,700 shares outstanding or deemed outstanding as of August 7, 2024 plus any shares that may be acquired pursuant to presently exercisable warrants. The following table shows the number of shares of Common Stock and the percentage of the Issuer’s Common Stock directly owned and beneficially owned by each Filing Person:

Name	Shares Directly Owned	Percentage Directly Owned	Shares Owned Beneficially		Percentage Owned Beneficially
PAHL	180	0.01%	180	[1]	0.01%[1]
FCMI Parent	780,524	45.2%	780,704	[2]	45.2%[3]
G-M Fund	16,724	1.0%	16,724	[4]	1.0%[4]
FMG	-0-	-0-%	16,724	[4]	1.0%[4]
Albert Friedberg	2,094	0.1%	799,522	[5]	46.3%[5]

[1]	All such shares are owned of record directly by PAHL. See “Beneficial Ownership of Shares Under PAHL Pledge Arrangements” in Item 5 of the original Statement filed on August 24, 2018.
[2]

Includes the following: (i) 780,524 shares owned directly by FCMI Parent; and (ii) 180 shares owned directly by PAHL. FCMI Parent will not have the right to exercise any Warrants to the extent that, after giving effect to the issuance of the common stock resulting from such exercise, FCMI Parent together with its affiliates and certain other parties as set forth in Warrant, would beneficially own more than 39.99% of the outstanding shares of common stock immediately after giving effect to the issuance of shares issuable upon exercise of the Warrant. Accordingly, the shares reported on the table above as beneficially owned by FCMI Parent do not include 435,471 presently exercisable warrants that would bring FCMI Parent in excess of its ownership limit.

[3]	The percentage ownership does not include amounts in excess of the ownership limit for FCMI Parent described above in footnote 2 to this table.
[4]	All such 16,724 shares are owned by G-M Fund. Voting and dispositive power over the shares held by G-M Fund are exercisable by FMG, the investment manager of G-M Fund.
[5]

Includes the following: (i) 180 shares owned directly by PAHL; (ii) 780,524 shares owned directly by FCMI Parent; (iii) 16,724 shares owned directly by G-M Fund; and (iv) 2,094 shares owned directly by Mr. Friedberg.

All shares reported as beneficially owned by the Filing Persons are presently outstanding. Mr. Friedberg, directly and through his control over FCMI Parent shares held by members of his family and trusts for the benefit of members of his family, may be considered the beneficial owner of all of the Common Stock beneficially owned by FCMI Parent. By virtue of his control of FCMI Parent, Mr. Friedberg also may be deemed to possess voting and dispositive power over the shares owned directly by its wholly-owned subsidiary, PAHL. By virtue of his control of FMG, which exercises voting and dispositive power over the shares owned directly by G-M Fund, Mr. Friedberg also may be deemed to possess voting and dispositive power over the shares owned directly by G-M Fund.

As of August 7, 2024, Enrique Zauderer, Vice President and a Director of FMG and Mr. Daniel A. Gordon, Vice President, Chief Compliance Officer and a Director of FMG, are the beneficial owners of 1,114 shares and 885 shares, respectively, of the Issuer’s Common Stock.

Except for (i) the Common Stock beneficially owned by Mr. Friedberg, (ii) the Common Stock beneficially owned by each of Messrs. Zauderer and Gordon, to the knowledge of the Filing Persons, none of the directors or officers of any of the Filing Persons beneficially owns any Common Stock.

In addition to FCMI Parent’s purchase of 3,653 and 2,753 shares of Common Stock on August 5, 2024 and August 6, 2024, respectively, FCMI Parent effected the following transactions in the 60 days preceding the filing of this Section 13D (Amendment No. 11):

August 1, 2024:

Number of shares purchased	Price per share ($)	Amount paid ($)
11,703	4.72	55,238.16

July 31, 2024:

Number of shares purchased	Price per share ($)		Amount paid ($)
200,000	6.15	*	1,230,260

*	Represents a weighted average price. These shares were purchased in multiple transactions at prices ranging from $5.10 to $7.40, inclusive.

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2024

FCMI PARENT CO.

By:	/s/ Dan Scheiner
Name:	Dan Scheiner
Title:	Vice President

PAN ATLANTIC HOLDINGS LTD.

By:	/s/ Mary Ellen Bourque
Name:	Mary Ellen Bourque
Title:	Director

FRIEDBERG GLOBAL-MACRO HEDGE FUND LTD.

By:	/s/ Albert D. Friedberg
Name:	Albert D. Friedberg
Title:	Director

FRIEDBERG MERCANTILE GROUP LTD.

By:	/s/ Albert D. Friedberg
Name:	Albert D. Friedberg
Title:	Director

ALBERT D. FRIEDBERG, individually

/s/ Albert D. Friedberg
Name:	Albert D. Friedberg